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File No. 333-257157
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ServiceTitan completes successful IPO with 42% increase

ServiceTitan began trading at $101/share, a 42% increase from their initial IPO price, marking a significant milestone for the Company and the Innovation Fund.

Dec 12, 2024


ServiceTitan
Nasdaq

ServiceTitan successfully completed its initial public offering (IPO) today, debuting on the Nasdaq at $101/share, a roughly 42% increase from their initial IPO price of $71/share. This marked a significant milestone not only for ServiceTitan but also for the Innovation Fund as it represents the first portfolio company to go public.

The ServiceTitan story is the classic story of entrepreneurship in America. Founded by the sons of first-generation immigrants, ServiceTitan started as an idea to help those who worked in the trades and has since grown to become the leading cloud-based SaaS software for the industry. Despite serving over 100k customers, the company is arguably still early in its journey with a $1.5 trillion target market that remains largely underserved by technology.

As both an investor in the company and a beneficiary of the product (through the contractors and vendors we work with), we're thrilled to see what the future holds for one of the great startup success stories of the past decade.

The company's IPO is also a testament to the progress of the Innovation Fund. Since its initial launch just two years ago, the Fund has also grown from merely an idea to a $150M portfolio that includes most, if not all, of the top private technology companies in the country.

The idea behind the Innovation Fund has always been straightforward — give individuals the opportunity to invest in the best private companies before they go public…and do it at the same price and terms received by the top venture funds.

ServiceTitan is the first of what will hopefully be many case studies for this philosophy. The Innovation Fund was able to invest initially more than a year ago at a price of roughly $65/share. Fast forward to today and the company IPO'd at $71/share only to then begin trading at $101/share…a 42% immediate gain.

Traditionally those returns would go to the venture investors and early institutional investors fortunate enough to be able to invest before the stock started trading. For Innovation Fund investors, they got to capture those exact same returns in a way that previously had not been possible.

As we look ahead, we're optimistic that ServiceTitan's success will be an early signal of the IPO market continuing to open up, paving the way for many of the other great private companies within the portfolio to continue to follow suit.

We're incredibly excited to be able to share this new and uncharted territory with you, our fellow Innovation Fund investors, and look forward to more prospects in the year ahead.

Onward,
Ben & the Fundrise Team

Reminder: The Fund's NAV takes into consideration the price of any publicly traded securities held by the Fund at the end of trading that day. As more companies in the Fund IPO (like ServiceTitan), it is expected that an increasing percentage of the Fund's portfolio is likely to be held in publicly traded stocks. As a result, it is also to be expected that there may more volatility in the share price of the Fund day to day, due to general fluctuations in the stock market.

All updates on this asset

- Investment in ServiceTitan, revolutionizing the contractor trades with software
  Jul 20, 2023
- ServiceTitan files for its Initial Public Offering (IPO)
  Nov 19, 2024
- ServiceTitan completes successful IPO with 42% increase
  Dec 12, 2024

More about this asset

ServiceTitan

Founded	Type	Industry
2007	IPO	Other

ServiceTitan successfully IPOs, marking major milestone for Innovation Fund

ServiceTitan successfully completed its initial public offering (IPO) last week, debuting on the Nasdaq at $101/share, a roughly 42% increase from their initial IPO price of $71/share. This marked a significant milestone not only for ServiceTitan but also for the Innovation Fund as it represents the first portfolio company to go public.

The ServiceTitan story is the classic story of entrepreneurship in America. Founded by the sons of first-generation immigrants, ServiceTitan started as an idea to help those who worked in the trades and has since grown to become the leading cloud-based SaaS software for the industry. Despite serving over 100k customers, the company is arguably still early in its journey with a $1.5 trillion target market that remains largely underserved by technology.

As both an investor in the company and a beneficiary of the product (through the contractors and vendors we work with), we're thrilled to see what the future holds for one of the great startup success stories of the past decade.

The company's IPO is also a testament to the progress of the Innovation Fund. Since its initial launch just two years ago, the Fund has also grown from merely an idea to a $150M portfolio that includes most, if not all, of the top private technology companies in the country.

The idea behind the Innovation Fund has always been straightforward — give individuals the opportunity to invest in the best private companies before they go public…and do it at the same price and terms received by the top venture funds.

ServiceTitan is the first of what will hopefully be many case studies for this philosophy. The Innovation Fund was able to invest initially more than a year ago at a price of roughly $65/share. Fast forward to today and the company IPO'd at $71/share only to then begin trading at $101/share…a 42% immediate gain.

Traditionally those returns would go to the venture investors and early institutional investors fortunate enough to be able to invest before the stock started trading. For Innovation Fund investors, they got to capture those exact same returns in a way that previously had not been possible.

As we look ahead, we're optimistic that ServiceTitan's success will be an early signal of the IPO market continuing to open up, paving the way for many of the other great private companies within the portfolio to continue to follow suit.

We're incredibly excited to be able to share this new and uncharted territory with you and look forward to more prospects in the year ahead.

Onward,
Ben & the Fundrise Team

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11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Podcast Advertisement (30-second PreRoll)

Support for the show comes from the Fundrise Innovation Fund.

One thing really matters in venture capital: investing in the best companies. And that's exactly what the Fundrise Innovation Fund is aiming to do, amassing a $150 million portfolio of some of the biggest names in tech and AI. Visit Fundrise.com/ProfG to check out their portfolio and start investing in minutes.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

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The investing world seems to be bending toward democratization, but venture capital always felt like it may be one of the last ivory towers to fall. It requires a lot of capital, the right relationships, etc.

That's probably why, when the Fundrise Innovation Fund launched promising to democratize venture capital, there was a lot of skepticism. But the progress they've made in just a few years is hard to argue with.

The Innovation Fund has now built a $150 million portfolio of what are undoubtedly some of the most highly sought after private tech companies in the world. And their minimum investment is just $10, which is virtually unheard of for venture capital.

Look, even the best venture funds should be categorized as high-risk investments. Venture investing *isn't* for everyone. But at a minimum you should visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio for yourself.

Visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio and start investing today.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

Podcast Advertisement (60-second MidRoll)

Support for the show comes from the Fundrise Innovation Fund.

Think of the five biggest names in AI today. How many of those companies do you own shares of? Probably not many. One. Maybe two.

Why is that? Because the OpenAIs and Anthropics of the world are still private. That means unless you're an employee or a VC, you're SOL.

So it isn't hard to see why venture capital has been one of the most prized asset classes in the world. But unless you're worth 8- or 9-figures, most big funds won't even answer the phone.

The Fundrise Innovation Fund is different. It's already raised more than $150 million. It holds a portfolio of pre-IPO tech companies valued at tens and even hundreds of billions of dollars. And, most importantly, it's open to investors of all sizes.

Visit Fundrise.com/ProfG to check out the Innovation Fund's portfolio and start investing today.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

Podcast Advertisement (30-second PostRoll)

Support for the show comes from the Fundrise Innovation Fund.

You've heard me talk about the Fundrise Innovation Fund before, so I'll keep this short. Venture capital was an old boy's club. You had to either be filthy rich or an insider to get access. The Innovation Fund changed that, building a blue-chip portfolio and making it available to everyone. And with $150 million raised from tens of thousands of investors, it's just getting started.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.